================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                October 30, 2006

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's Name into English)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

================================================================================

                                                               IMMEDIATE RELEASE

                    COMPANIA DE MINAS BUENAVENTURA ANNOUNCES
                           THIRD QUARTER 2006 RESULTS

Visit our website:
http://www.buenaventura.com

CONTACTS IN LIMA:
Roque Benavides / Carlos Galvez
Compania de Minas Buenaventura S.A.A.
Tel: (511) 419-2538 / 419-2540
Investor Relations: Daniel Dominguez
Tel: (511) 419-2536
Email: ddominguez@buenaventura.com.pe

CONTACTS IN NEW YORK:
Maria Barona / Peter Majeski
i-advize Corporate Communications, Inc.
Tel: (212) 406-3690
Email: buenaventura@i-advize.com

Lima, Peru, October 30, 2006 - Compania de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the third quarter of 2006. All figures have been prepared in Peruvian GAAP and are stated in current Peruvian Nuevos Soles (S/.) as of September 30, 2006. For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.25 per US$1.00 for 3Q06 and S/.3.345 per US$1.00 for 3Q05.

COMMENTS FROM THE CHIEF EXECUTIVE OFFICER:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated: "We are pleased to continue delivering positive results to our shareholders.

This quarter, Buenaventura's net income was US$82.4 million, or US$0.65 per ADS, which represents an increase of 66% when compared to 3Q05. Operating income was US$67.6 million, 241% higher than the figure recorded in 3Q05. Total EBITDA was US$189.2 million, which represented a 49% increase when compared to 3Q05. EBITDA from Buenaventura's direct operations was US$65.2 million, 172% higher than in 3Q05.

These achievements were driven by important results from our direct operations and a higher contribution from our participation in Cerro Verde."

FINANCIAL HIGHLIGHTS (IN MILLIONS OF US$, EXCEPT EPS FIGURES):

                                 3Q06       3Q05       VAR%        9M06       9M05       VAR%
                               --------   --------   --------    --------   --------   --------
     Total Revenues               146.4       80.1         83%      451.9      246.7         83%

    Operating Income               67.6       19.8        241%      212.1       72.6        192%

         EBITDA                    65.2       24.0        172%      202.6       76.7        164%
(BVN Direct Operations)

         EBITDA                   189.2      126.7         49%      642.1      366.9         75%
(including Yanacocha and
      Cerro Verde)

       Net Income                  82.4       49.5         66%      350.1      189.2         85%
          EPS                      0.65       0.39         66%       2.75        1.5         85%

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 2 of 15

OPERATING REVENUE

In 3Q06, net sales were US$122.1 million, a 95% increase when compared to the US$62.7 million reported in 3Q05 mainly due to higher volumes of gold and silver sold, as well as an increase in the realized prices of zinc, silver and lead.

Royalty income during 3Q06 totaled US$11.1 million, a 8% increase when compared to the US$10.4 million reported in 3Q05. This was due to higher sales at Yanacocha, best explained by the higher realized gold prices.

OPERATING HIGHLIGHTS             3Q06       3Q05       VAR%        9M06       9M05       VAR%
----------------------------   --------   --------   --------    --------   --------   --------
         Net Sales
   (in millions of US$)           122.1       62.7         95%      372.7      197.8         88%

Average Realized Price Gold
(US$/oz) Direct Operations          345        354         -3%        358        364         -1%

Average Realized Price Gold
  (US$/oz) inc. Yanacocha           542        422         28%        536        417         29%

  Average Realized Price
      Silver (US$/oz)             11.50       7.07         63%      11.50       7.05         63%

Average Realized Price Lead
         (US$/TM)                 1,159        899         29%      1,116        934         20%

Average Realized Price Zinc
         (US$/TM)                 3,333      1,200        178%      3,007      1,232        144%

                                                                    SALES CONTENT
                               ----------------------------------------------------------------------------------------
                                   3Q06           3Q05           VAR%            9M06           9M05           VAR%
                               ------------   ------------   ------------    ------------   ------------   ------------
Gold (in oz) Direct
    Operations                       98,908         81,371             22%        316,542        258,610             22%

    Gold (in oz)
including Yanacocha                 351,320        417,247            -16%      1,247,745      1,247,126              0%

   Silver (in oz)                 4,668,163      3,717,667             26%     13,110,581     10,498,423             25%

    Lead (in MT)                      7,646          7,283              5%         22,865         21,182              8%

    Zinc (in MT)                     13,707         13,636              1%         40,931         37,349             10%

Accumulated net sales for the first nine-months of 2006 was US$372.7 million, an 88% increase compared to the same period of 2005 (US$197.8 million). Accumulated royalty income was US$39.7 million, a 35% increase when compared to US$29.4 million in 2005.

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 3 of 15

PRODUCTION AND OPERATING COSTS

Buenaventura's equity production(1) during 3Q06 was 99,681 ounces of gold, 8% higher than the 92,065 ounces reported in 3Q05; and 3,888,349 ounces of silver, a 14% increase when compared to the 3,410,860 ounces reported in 3Q05.

Equity production(1) for the accumulated nine-month period was 304,250 ounces of gold and 11,060,240 ounces of silver. This represented an increase of 13% in gold production (268,831 ounces in 2005) and a 11% increase in silver production compared to 2005 (10,004,054 ounces).

                                                                  EQUITY PRODUCTION(1)
                               ------------------------------------------------------------------------------------------
                                   3Q06            3Q05           VAR%            9M06            9M05           VAR%
                               ------------    ------------   ------------    ------------    ------------   ------------
Gold (oz)                            99,681*         92,065              8%        304,250*        268,831             13%
Gold inc. Yanacocha (oz)            363,824*        425,383            -14%      1,245,417*      1,259,126             -1%
Silver (oz)                       3,888,349*      3,410,860             14%     11,060,240*     10,004,054             11%
Lead (MT)                             4,387           4,173              5%         13,773          12,134             14%
Zinc (MT)                             5,568           6,206            -10%         19,913          18,032             10%

(*) Considering 100% equity share in INMINSUR

At Orcopampa (100%), total gold production in 3Q06 was 62,540 ounces, a 4% increase when compared to the 60,133 ounces reported in 3Q05 due to a higher grade and recovery rate (see appendix 2). Accumulated gold production was 188,268 ounces, an 8% increase when compared to 2005 (174,233 ounces).

Cash operating cost during 3Q06 was US$153/oz, 14% higher when compared to 3Q05. This was mainly explained by higher consumption of support materials and contractor expenses for ventilation work, as well as higher royalties paid to the government.

Total royalties paid to the government at Orcopampa in 3Q06 were US$0.22 million.

At Uchucchacua (100%), total silver production during 3Q06 was 2,628,593 ounces, in-line with 3Q05. Accumulated silver production was 7,233,823 ounces, a 6% decrease when compared to 2005 (7,700,196 ounces).

Cash operating cost in 3Q06 increased 75% from $2.54/oz in 3Q05 to US$4.45/oz. This was best explained by:

     1. Higher supply consumption, mainly reagents for the new cyanidation plant and support materials.
     2. Higher contractor expenses for preparation in the Huantajalla area (Raise Borer and Raise Climber).
     3. Higher commercial treatment charge escalators and deductions explained by higher zinc and silver prices, partially offset by higher lead and zinc by-product credits.

Total royalties paid to the government at Uchucchacua in 3Q06 were US$0.23 million.

At Antapite (100%), total production in 3Q06 was 26,141 ounces of gold, in-line with 3Q05 production. Accumulated gold production was 78,925 ounces, a 1% increase when compared to 78,145 ounces in 2005.

----------
(1) Production includes 100% of operating units, 100% of Ishihuinca and Antapite, 100% of CEDIMIN and 34.29% of El Brocal.

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 4 of 15

Gold cash operating cost in 3Q06 was US$253/oz, a 17% increase when compared to US$216/oz in 3Q05. This increase was due to higher prices for mine contractor labor, as well as services and maintenance for mine operations.

Total royalties paid to the government at Antapite in 3Q06 were US$0.16 million.

At Colquijirca (34.29%), total zinc production was 15,128 MT in 3Q06, a 4% increase when compared to 14,540 MT in 3Q05. Total silver production during 3Q06 was 2,599,118 ounces, a 142% increase when compared to the 1,073,779 ounces in 3Q05 due to a significant increase in the ore grade (Appendix 2).

For the nine-month 2006 period, total zinc production was 46,795 MT, a 14% increase when compared to the same period of 2005 (41,003 MT). In the case of silver, total production increased 155%, from 2,829,531 ounces in 2005 to 7,224,584 ounces in 2006.

Zinc cash operating costs decreased 27% from US$777 per MT in 3Q05 to US$571 per MT in 3Q06. This was due to a significant silver and lead by-product credit contribution despite higher commercial treatment expenses as a result of higher prices.

Total royalties paid to the government at Colquijirca in 3Q06 were US$1.06 million.

OPERATING EXPENSES

General and administrative expenses for 3Q06 were US$8.4 million, a 17% decrease compared to the US$10.1 million reported in 3Q05. This decrease was mainly due to a lower Long-Term Compensation Program provision. Accumulated general and administrative expenses for the nine-month period were US$25.8 million, a 16% increase when compared to the US$22.2 million reported in the same period of 2005.

EXPLORATION COSTS IN NON-OPERATIONAL MINING SITES

Exploration costs in non-operating areas during 3Q06 were US$8.6 million, a 28% increase compared to US$6.7 million during 3Q05. The main efforts were focused at the Marcapunta, La Zanja and Los Pircos projects. Accumulated exploration costs in non-operating areas during the first nine-months of 2006 were US$24.5 million a 30% increase when compared to comparable period (US$18.9 million).

OPERATING INCOME

Operating income in 3Q06 was US$67.6 million, a 241% increase compared to US$19.8 million in 3Q05. This result was mainly due to the 83% increase in operating revenues, which largely offset the 37% increase in the total cost of operations.

For the nine-month period 2006, operating income was US$212.1 million a 192% increase when compared to the US$72.6 million reported in the same period of 2005.

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 5 of 15

SHARE IN AFFILIATED COMPANIES

Buenaventura's income from non-consolidated affiliates was US$64.8 million during 3Q06, an increase of 17% when compared to the US$55.5 million reported in 3Q05. This increase is explained by the higher contribution from Cerro Verde (US$22.6 million). Yanacocha's contribution for this quarter was US$41.6 million. For the nine-month period of 2006, income from non-consolidated affiliates was US$273.3 million, an increase of 83% compared to the US$149.4 million reported in 2005.

At Yanacocha (43.65%), 3Q06 gold production was 605,139 ounces of gold, a decrease of 21% when compared to 3Q05 (763,615 ounces). Gold production for the first nine-month period of 2006 was 2,156,168 ounces, a decrease of 5% when compared to the 2,268,717 ounces reported in the first nine months of 2005. It is important to mention that the Company continues to project full-year production of 2.6 million ounces.

Gold cash cost at Yanacocha during 3Q06 was US$217/oz, which represented a 47% increase compared to a gold cash cost of US$148/oz in 3Q05. This is explained by an increase in consumable prices, as well as higher workers participation and royalties to third parties.

Net income at Yanacocha during 3Q06 was US$96.9 million, a 15% decrease when compared to the 3Q05 figure (US$114.4 million). For the nine-month period 2006, net income was US$467.4 million, an increase of 46% compared to the US$320.7 million reported in 2005.

In 3Q06, EBITDA was US$200.5 million, a decrease of 4% compared to 3Q05 (US$209.0 million). This decrease was due to the lower volume of gold sold despite the higher realized gold prices which increased from US$439/oz in 3Q05 to US$619/oz in 3Q06. Accumulated EBITDA in the first nine-months of 2006 was US$816.6 million, an increase of 36% when compared to the US$599.2 million reported in the same period of 2005.

Yanacocha distributed US$300 million in shareholders dividends during 3Q06.

CAPEX for 3Q06 was US$55.6 million, a 6% decrease when compared to US$59.1 in 3Q05.

At Cerro Verde (18.50%), 3Q06 copper production was 24,501 MT a 2% increase when compared to 3Q05 (24,131 MT). For the nine-month period 2006 copper production totaled 70,840.

Net sales at Cerro Verde increased 102% from US$92.9 million in 3Q05 to US$187.4 million in 3Q06. Accumulated net sales for 2006 were US$486.6 million, which represented an increase of 103% compared to 3Q05 (US$240.0 million) MT due mainly to higher realized copper prices.

In 3Q06, net income reached US$125.1 million, a 155% increase compared to 3Q05 (US$49.1 million). For the nine-month period of 2006 net income was US$342.7 million, a 186% increase compared to 2005 (US$119.8 million).

CAPEX for 3Q06 totaled US$112.6 million, of which US$108.0 million was allocated towards the construction of the Primary Sulfide Project.

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 6 of 15

NET INCOME

This quarter, Buenaventura's net income was US$82.4 million, representing US$0.65 per ADS, a 66% increase when compared to the US$49.5 million reported (US$0.39 per ADS) in 3Q05. This was mainly due to higher operating revenues, as well as the important contribution from Cerro Verde, which offset the decrease in Yanacocha's net income.

Accumulated net income for 2006 was US$350.1 million (US$2.75 per ADS), an increase of 85% when compared to US$189.2 million (US$1.50 per ADS) in 2005.

HEDGING OPERATIONS

The total hedge book mark-to-market value as of September 30, 2006 was a negative US$526.4 million (US$630.5 million as of June 2006).

During 3Q06, the Company executed 92,308 ounces of silver in derivative instruments completing all of its silver commitments.

EXPLORATIONS UPDATE

TANTAHUATAY

After several years working on social issues in the area, the company has received Community support for the Tantahuatay project at Cajamarca, where approximately 100 local Chugur Community workers are collaborating on-site with road work, trenching, sampling and environmental rehabilitation.

Infill drilling with three rigs at the Cienaga prospect in Tantahuatay, confirms lateral and depth continuity of the oxide-gold deposit. Results to date include:

C- 52 :      89.0m    @  1.54 g/t  of gold  with  83 % cyanide extraction
C- 57 :     120.0m    @  2.06 g/t  of gold  with  89 % cyanide extraction

EL MILAGRO

A polymetallic discovery has been made at the El Milagro prospect, located in the Huancavelica and Ayacucho regions; which is easily accessible from the Pisco-Ayacucho road and with friendly relationships with local communities. A land position of 7,400 hectares is secured where high-level intrusives and a volcanic vent pierce through limestone producing four areas of zinc(Zn), lead(Pb) and silver(Ag) replacement deposits. Current diamond drilling with four rigs has given encouraging intercepts for the Genoveva ore shoot, such as:

EM-02:   9.0 m   @   8.28 % Zn,   1.56 % Pb      and   0.86 oz/t Ag
EM-05:   8.6 m   @   8.42 % Zn,   2.44 % Pb      and   4.54 oz/t Ag
EM-14:   9.0 m   @   3.21 % Zn,   6.71 % Pb      and   12.93 oz/t Ag

Preliminary metallurgical tests show good results for selective flotation.

PROJECT DEVELOPMENT

UCHUCCHACUA

     o The deepening of the Carmen and Socorro mines and the construction of the Master Shaft from 4060m to 3900m is approximately 25% complete. The specialized contractor for this project was selected in August. Completion is expected by 2Q08 with a total investment of US$10.3 million.

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 7 of 15


ORCOPAMPA

     o The auxiliary shaft to improve ventilation and ore transport in the Prometida area commenced during the second quarter and is currently 13% completed. The specialized contractor for the construction has been selected and total drifting at the end of 3Q06 was 380m. Total expected investment is US$3.7 million.

     o The expansion of the treatment plant to increase capacity from 1,200 MT to 1,800 MT commenced in May 2006, while the completion date has been extended to December 2006. This expansion considers the addition of new grinding and milling (SAG mill of 15x11). At the end of 3Q06 this project is 50% complete. The total expected investment is US$4.7 million.

     o The expansion of tailing dam Number 4 commenced in July. Completion is expected by the end of 2006 with a total investment of US$5.9 million.

MARCAPUNTA

     o In August, exploration activities at the Marcapunta Oeste project were suspended due to flooding. Pumping and drainage are currently in progress. It is important to mention that the flooding will only affect the underground activities of the Marcapunta Oeste project. The surface drilling program at Marcapunta Oeste will not be affected, nor will the exploitation activities at Colquijirca's current operations, or the exploration activities at Marcapunta Norte

BOARD RESOLUTIONS

At the Board of Director's meeting, held October 30, 2006, the Board passed the following resolutions:

     1.   Approval of the financial statements ended September 30, 2006.

     2. Declaration of a cash dividend of US$0.25 per share or ADS, equivalent to S/.0.805 at today's exchange rate of S/.3.22 per US$, to be paid in U.S. currency on November 30, 2006 to shareholders of record on November 17, 2006, who purchase shares until November 14, 2006.

     3. To call an extraordinary Shareholders meeting to be held on December 4 to approve:

          o The Voluntary Contribution for social responsibility expenses.
          o The merger by absorption of Minas Poracota S.A.

                                      * * *

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 8 of 15

COMPANY DESCRIPTION

Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates four mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important Peruvian copper company.

NOTE ON FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's, Yanacocha and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

                              **Tables to follow**

APPENDIX 1

                                         EQUITY PARTICIPATION IN
                                       AFFILIATES AND SUBSIDIARIES
                               -------------------------------------------
                                   BVN                    OPERATING
                                 EQUITY %                   MINES
                               ------------         ----------------------
Minera Yanacocha                   43.65                  Yanacocha
Sociedad Minera El Brocal*         34.29                 Colquijirca
Inversiones Mineras Del Sur*      100.00            Antapite / Ishihuinca
Sociedad Minera Cerro Verde        18.50                 Cerro Verde
Cedimin*                          100.00                Shila / Paula
Minera Minasnioc*                  60.00              Minasnioc Project
Minera La Zanja *                  53.06               La Zanja Project
Minas Poracota S.A *              100.00               Poracota Project
Buenaventura Ingenieros*          100.00                      -
Consorcio Energetico de
Huancavelica*                     100.00                      -

                                                                   *Consolidates

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                    Page 9 of 15

APPENDIX 2


                                                          GOLD PRODUCTION
                                                   THREE MONTHS ENDED SEPTEMBER 30
                       ---------------------------------------------------------------------------------------
                                       ORCOPAMPA                                     ANTAPITE
                       ------------------------------------------   ------------------------------------------
                           2006           2005             %            2006           2005            %
                       ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST              117,510        117,434            0.1%        45,184         45,305           -0.3%
Ore Grade OZ/ST                0.55           0.54            2.9%          0.60           0.60           -0.2%
Recovery Rate %                96.3%          95.4%           0.9%          96.8%          96.1%           0.7%
Ounces Produced              62,541         60,133            4.0%        26,141         26,065            0.3%



                                                          GOLD PRODUCTION
                                                   NINE MONTHS ENDED SEPTEMBER 30
                       ---------------------------------------------------------------------------------------
                                       ORCOPAMPA                                     ANTAPITE
                       ------------------------------------------   ------------------------------------------
                           2006           2005             %            2006           2005            %
                       ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST              349,690        345,056            1.3%       134,503        134,767           -0.2%
Ore Grade OZ/ST                0.56           0.53            6.1%          0.61           0.61            0.4%
Recovery Rate %                95.9%          95.4%           0.5%          96.6%          95.8%           0.8%
Ounces Produced             188,269        174,233            8.1%        78,925         78,145            1.0%

                                                          SILVER PRODUCTION
                                                   THREE MONTHS ENDED SEPTEMBER 30
                       ---------------------------------------------------------------------------------------
                                       UCHUCCHACUA                                 COLQUIJIRCA
                       ------------------------------------------   ------------------------------------------
                           2006           2005             %            2006           2005            %
                       ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST              206,850        206,800            0.0%       392,735        389,164            0.9%
Ore Grade OZ/ST               16.83          17.09           -1.5%          8.30           3.97          109.3%
Recovery Rate %                75.5%          74.4%           1.1%          79.8%          69.5%          10.4%
Ounces Produced           2,628,593      2,628,731            0.0%     2,599,118      1,073,779          142.1%

                                                          SILVER PRODUCTION
                                                   NINE MONTHS ENDED SEPTEMBER 30
                       ---------------------------------------------------------------------------------------
                                       UCHUCCHACUA                                  COLQUIJIRCA
                       ------------------------------------------   ------------------------------------------
                            2006          2005             %            2006           2005            %
                       ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST              591,997        611,818           -3.2%     1,153,441      1,123,687            2.6%
Ore Grade OZ/ST               16.53          16.97           -2.6%          8.07           3.56          126.9%
Recovery Rate %                73.9%          74.2%          -0.3%          77.7%          71.4%           6.3%
Ounces Produced           7,233,823      7,700,196           -6.1%     7,224,584      2,829,531          155.3%

                                                          ZINC PRODUCTION
                                                   THREE MONTHS ENDED SEPTEMBER 30
                       ---------------------------------------------------------------------------------------
                                       UCHUCCHACUA                                  COLQUIJIRCA
                       ------------------------------------         ------------------------------------------
                          2006            2005             %            2006           2005            %
                       ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST              206,850        206,800            0.0%       392,735        389,164            0.9%
Ore Grade %                    0.01           0.01          -16.8%          0.06           0.06           -2.7%
Recovery Rate %                53.9%          50.4%           3.5%          75.0%          74.8%           0.3%
ST Produced                   1,327          1,510          -12.2%        16,676         16,027            4.1%



                                                          ZINC PRODUCTION
                                                   NINE MONTHS ENDED SEPTEMBER 30
                       ---------------------------------------------------------------------------------------
                                       UCHUCCHACUA                                  COLQUIJIRCA
                       ------------------------------------------   ------------------------------------------
                            2006          2005             %            2006           2005            %
                       ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST              591,997        611,818           -3.2%     1,153,441      1,123,687            2.6%
Ore Grade %                    0.01           0.01          -13.2%          0.06           0.06            2.0%
Recovery Rate %                55.2%          57.3%          -2.1%          75.0%          72.6%           2.4%
ST Produced                   4,035          4,983          -19.0%        51,582         45,198           14.1%

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                   Page 10 of 15

APPENDIX 3

                             TOTAL GOLD COMMITMENTS
                             PHYSICAL GOLD DELIVERY
                              AS OF OCTOBER 1 2006

                                2006         2007         2008         2009         2010         2011         2012         TOTAL
                ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
285               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          318.38       315.16       311.11       305.10       288.42       285.00       285.00       301.49
290               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          329.20       326.71       322.71       317.44       302.24       299.75       290.00       313.95
300               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          331.52       329.43       326.57       322.53       310.13       308.05       300.00       319.47
345               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          338.94       338.13       342.96       345.44       345.66       345.42       345.00       343.35
350               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          338.94       338.13       343.74       347.21       348.82       348.09       345.00       344.90
385               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          338.94       338.13       349.15       359.54       370.92       366.78       345.00       355.65
420               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          338.94       338.13       354.56       370.12       393.03       394.11       404.00       369.33
436               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          338.94       338.13       354.56       370.12       403.13       402.65       404.00       372.71
451               Ounces         97,000      368,000      388,000      383,000      380,000      354,000       60,000    2,030,000
                   $/oz          338.94       338.13       354.56       370.12       403.13       410.66       404.00       374.11

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                   Page 11 of 15

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 (audited) and September 30, 2006 (unaudited)

                                                                     2005         2006         2006
                                                                  ----------   ----------   ----------
                                                                    S/(000)      S/(000)     US$(000)
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                            332,102      728,320      224,100

Exchange Traded Funds                                                      -      193,218       59,452

Short term financial investments                                      52,884      225,952       69,523

Trade accounts receivable                                             93,354      141,939       43,674

Other accounts receivable, net                                        19,089       15,733        4,841

Accounts receivable from affiliates                                   66,038       46,462       14,296

Inventories, net                                                      94,377      101,339       31,181

Current portion of prepaid tax and expenses                           43,182       44,227       13,607
                                                                  ----------   ----------   ----------
Total current assets                                                 701,026    1,497,190      460,674

Long - term accounts receivable                                        5,044        4,938        1,519

Prepaid tax and expenses                                              12,405       17,235        5,303

Investments in shares                                              2,502,267    2,591,844      797,490

Property, plant and equipment, net                                   583,281      694,283      213,626

Development costs, net                                               163,924      201,591       62,028

Other assets, net                                                      5,303        4,630        1,425

Deferred income tax and workers' profit sharing asset, net           308,091      372,811      114,711
                                                                  ----------   ----------   ----------
Total assets                                                       4,281,341    5,384,522    1,656,776
                                                                  ==========   ==========   ==========

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                   Page 12 of 15

                                                                     2005          2006          2006
                                                                  ----------    ----------    ----------
                                                                    S/(000)       S/(000)      US$(000)
LIABILITIES AND SHAREHOLDERS' EQUITY, NET
CURRENT LIABILITIES

Bank loans                                                            26,229        48,750        15,000
Trade accounts payable                                                53,089        65,825        20,254
Other current liabilities                                            204,596       284,019        87,390
Derivative instruments                                                59,138             -             -
Current portion of long-term debt                                      1,631         1,844           568
Deferred income from sale of future production                       107,079       152,172        46,822
                                                                  ----------    ----------    ----------
Total current liabilities                                            451,762       552,610       170,034

Other long-term liabilities                                           96,852       149,911        46,126
Derivative instruments                                               168,017             -             -
Long-term debt                                                         1,367           655           202
Deferred income from sale of future production                       613,791       699,447       215,214
                                                                  ----------    ----------    ----------
Total liabilities                                                  1,331,789     1,402,623       431,576
                                                                  ----------    ----------    ----------
SHAREHOLDERS' EQUITY, NET
Capital stock, net of treasury shares of S/49,659,000                596,755       596,755       183,617
Investment shares, net of treasury shares of S/127,000                 1,622         1,622           499
Additional capital                                                   609,734       609,734       187,610
Legal reserve                                                        129,276       129,276        39,777
Other reserves                                                           923           923           284
Retained earnings                                                  1,598,717     2,644,645       813,737
Cumulative translation loss                                          (67,962)     (189,255)      (58,232)
Cumulative unrealized gain on investments carried
 at fair value                                                           240         4,437         1,365
                                                                  ----------    ----------    ----------
                                                                   2,869,305     3,798,137     1,168,657
                                                                  ----------    ----------    ----------
Minority interest                                                     80,247       183,762        56,542
                                                                  ----------    ----------    ----------
Total shareholders' equity, net                                    2,949,552     3,981,899     1,225,199
                                                                  ----------    ----------    ----------
Total liabilities and shareholders' equity, net                    4,281,341     5,384,522     1,656,775

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                   Page 13 of 15

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (NOT AUDITED)
AS OF DECEMBER 31, 2005 (audited) and September 30, 2006 (unaudited)

                                                        FOR THE THREE-MONTH                         FOR THE NINE-MONTH
                                                    PERIODS ENDED SEPTEMBER 30                  PERIODS ENDED SEPTEMBER 30
                                             -----------------------------------------    ----------------------------------------
                                                2005           2006           2006            2005          2006          2006
                                             -----------    -----------    -----------    -----------    -----------   -----------
                                               S/(000)        S/(000)       US$(000)        S/(000)        S/(000)       US$(000)
OPERATING REVENUES
Net sales                                        209,818        396,723        122,068        661,475      1,211,402       372,739
Realized income from sale of future
 production                                       23,602         42,720         13,145         65,283        128,162        39,434
Royalties income                                  34,622         36,221         11,145         98,546        129,030        39,702
                                             -----------    -----------    -----------    -----------    -----------   -----------
Total revenues                                   268,042        475,664        146,358        825,304      1,468,594       451,875
                                             -----------    -----------    -----------    -----------    -----------   -----------
COSTS OF OPERATION
Operating costs                                   78,042        107,271         33,006        252,796        356,097       109,568
Exploration and development costs in
 operational mining sites                         32,243         46,082         14,179         94,632        126,466        38,913
Depreciation and amortization                     20,825         21,713          6,681         59,302         65,711        20,219
                                             -----------    -----------    -----------    -----------    -----------   -----------
Total costs of operation                         131,110        175,066         53,866        406,730        548,274       168,700
                                             -----------    -----------    -----------    -----------    -----------   -----------
Gross margin                                     136,932        300,598         92,492        418,574        920,320       283,175
                                             -----------    -----------    -----------    -----------    -----------   -----------
OPERATING EXPENSES
General and administrative                        33,926         27,352          8,417         74,179         83,958        25,833
Exploration costs in non-operational
 mining sites                                     22,368         27,911          8,587         63,159         79,682        24,518
Royalties to third parties                         5,432         11,445          3,522         18,591         33,328        10,255
Royalties to Peruvian Government                   4,723          9,391          2,890          8,415         19,972         6,145
Selling                                            4,133          4,684          1,441         11,307         14,084         4,334
                                             -----------    -----------    -----------    -----------    -----------   -----------
Total operating expenses                          70,582         80,783         24,857        175,651        231,024        71,085
                                             -----------    -----------    -----------    -----------    -----------   -----------
Operating income                                  66,350        219,815         67,635        242,923        689,296       212,090
                                             -----------    -----------    -----------    -----------    -----------   -----------
OTHER INCOME (EXPENSES), NET
Share in affiliated companies                    185,807        210,682         64,824        499,841        888,079       273,255
Loss from change in the fair value of
 derivative instruments                          (39,814)          (286)           (88)       (28,373)       (44,372)      (13,653)
Interest income                                    2,266          7,208          2,218         11,002         12,003         3,693
Exchange difference gain (loss)                    2,118         (4,708)        (1,449)            39        (26,931)       (8,286)
Interest expenses                                 (1,481)        (1,798)          (553)        (4,422)        (4,876)       (1,500)
Loss from change in the market value of
 gold certificates                                     -         (5,734)        (1,764)             -        (28,161)       (8,665)
Other, net                                        (8,164)       (29,854)        (9,185)       (16,980)       (25,081)       (7,717)
                                             -----------    -----------    -----------    -----------    -----------   -----------
Total other income, net                          140,732        175,510         54,003        461,107        770,661       237,127
                                             -----------    -----------    -----------    -----------    -----------   -----------
Income before workers' profit sharing,
 income tax and minority interest                207,082        395,325        121,638        704,030      1,459,957       449,217
Workers' profit sharing                           (3,786)       (12,701)        (3,908)        (2,024)       (24,488)       (7,535)
Income tax                                       (25,282)       (55,337)       (17,026)       (36,784)      (124,046)      (38,167)
                                             -----------    -----------    -----------    -----------    -----------   -----------
Net income before minority interest              178,014        327,287        100,704        665,222      1,311,423       403,515
Minority interest                                (12,430)       (59,631)       (18,348)       (32,268)      (173,742)      (53,459)
                                             -----------    -----------    -----------    -----------    -----------   -----------
Net income                                       165,584        267,656         82,356        632,954      1,137,681       350,056
                                             -----------    -----------    -----------    -----------    -----------   -----------
Basic and diluted earnings per share, of
 Compania de Minas Buenaventura S.A.A.,
 Stated in Peruvian Nuevos Soles and U.S.
 dollars                                            1.30           2.10           0.65           4.97           8.94          2.75
                                             -----------    -----------    -----------    -----------    -----------   -----------
Weighted average number of shares
 outstanding                                 127,227,719    127,221,164    127,221,164    127,227,719    127,221,164   127,221,164

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                   Page 14 of 15

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
AS OF DECEMBER 31, 2005 (audited) and September 30, 2006 (unaudited)

                                                        FOR THE THREE-MONTH                         FOR THE NINE-MONTH
                                                    PERIODS ENDED SEPTEMBER 30                  PERIODS ENDED SEPTEMBER 30
                                             -----------------------------------------    ----------------------------------------
                                                2005           2006           2006            2005          2006          2006
                                             -----------    -----------    -----------    -----------    -----------   -----------
                                               S/(000)        S/(000)       US$(000)        S/(000)        S/(000)       US$(000)
OPERATING ACTIVITIES
Collection from customers                        253,467        389,590        119,874        691,176      1,162,817       357,790
Collection of dividends                           43,645        426,635        131,272        172,825        686,505       211,232
Collection of royalties                           30,450         51,348         15,799        100,955        149,978        46,147
Recoveration of value added tax receivable        15,000          8,556          2,633         27,929         40,016        12,313
Collection of interest                             1,673          6,342          1,951          9,556         10,556         3,248
Payments to suppliers and third parties         (103,949)      (119,731)       (36,840)      (319,294)      (413,480)     (127,226)
Purchase of Gold Certificates                          -              -              -              -       (222,841)      (68,566)
Payments of exploration expenditures             (40,575)       (57,530)       (17,702)      (127,871)      (161,124)      (49,578)
Payments to employees                            (35,409)       (41,908)       (12,895)      (120,111)      (150,639)      (46,349)
Payments of income tax                           (16,673)       (51,686)       (15,903)       (62,517)      (130,910)      (40,280)
Payments of royalties                             (8,458)       (18,726)        (5,762)       (30,479)       (50,235)      (15,457)
Payments of interest                              (1,481)        (1,798)          (553)        (4,422)        (4,876)       (1,500)
                                             -----------    -----------    -----------    -----------    -----------   -----------
Net cash provided by operating activities        137,690        591,092        181,874        337,747        915,767       281,774
                                             -----------    -----------    -----------    -----------    -----------   -----------
INVESTING ACTIVITIES
Decrease (purchase) of short term financial
 investments                                           -       (168,592)       (51,874)        38,869       (171,882)      (52,887)
Purchase of plant and equipment                  (15,679)       (56,184)       (17,287)       (37,253)      (108,835)      (33,488)
Payments by purchase of investments
 in shares                                        (8,392)       (55,884)       (17,195)      (512,432)       (65,886)      (20,273)
Development cost expenditures                    (12,727)       (21,167)        (6,513)       (37,817)       (49,400)      (15,200)
Decrease (increase) on time deposits              10,395            100             31         24,255        (32,490)       (9,997)

Payments from derivative instruments
 settled, net                                     (4,372)        (2,022)          (622)       (17,579)       (14,843)       (4,567)
Proceeds from sale of plant and equipment              -            237             72          1,372            615           190
                                             -----------    -----------    -----------    -----------    -----------   -----------
Net cash used in investing activities            (30,775)      (303,512)       (93,388)      (540,585)      (442,721)     (136,222)
                                             -----------    -----------    -----------    -----------    -----------   -----------
FINANCING ACTIVITIES
Increase (decrease) of bank loans, net           (33,065)       (11,560)        (3,557)        19,049         22,521         6,930
Increase (decrease) of long-term debt            (11,651)          (543)          (167)       (34,353)          (499)         (153)
Payments of dividends for minority
 interest shareholders                            (8,591)       (13,481)        (4,148)       (26,841)       (39,587)      (12,181)
Payments of dividends                                  -              -              -        (74,388)       (91,753)      (28,232)
                                             -----------    -----------    -----------    -----------    -----------   -----------
Net cash used in financing activities            (53,307)       (25,584)        (7,872)      (116,533)      (109,318)      (33,636)
                                             -----------    -----------    -----------    -----------    -----------   -----------
Net increase (decrease) in cash during the
 period                                           53,608        261,996         80,614       (319,371)       363,728       111,916
Cash at beginning of period                      217,628        433,834        133,487        590,607        332,102       102,185
                                             -----------    -----------    -----------    -----------    -----------   -----------
Cash at period-end                               271,236        695,830        214,101        271,236        695,830       214,101

                                           Compania de Minas Buenaventura S.A.A.
                                       Third Quarter and Nine-Month 2006 Results
                                                                   Page 15 of 15

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                        FOR THE THREE-MONTH                         FOR THE NINE-MONTH
                                                    PERIODS ENDED SEPTEMBER 30                  PERIODS ENDED SEPTEMBER 30
                                             -----------------------------------------    ----------------------------------------
                                                2005           2006           2006            2005          2006          2006
                                             -----------    -----------    -----------    -----------    -----------   -----------
                                               S/(000)        S/(000)       US$(000)        S/(000)        S/(000)       US$(000)
RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES
Net income                                       165,584        267,656         82,356        632,954      1,137,681       350,056
ADD (DEDUCT)
Minority interest                                 12,430         59,631         18,348         32,268        173,742        53,459
Depreciation and amortization                     21,090         22,873          7,038         60,098         68,505        21,078
Loss (gain) from change in the fair value
 of derivative instruments                        39,814            286             88         28,373         44,372        13,653
Amortization of development costs in
 operational mining sites                          6,475         12,398          3,815         22,061         35,534        10,933
Loss from change in the market value of
 Exchange Traded Funds (ETF)                           -          5,734          1,764              -         28,161         8,665
Accrual for mine closing costs                         -         26,160          8,049              -         26,160         8,049
Exchange difference loss (gain), net              (2,118)         4,708          1,449            (39)        26,931         8,286
Long-term officers' compensation *                14,380          1,702            524         14,380          8,043         2,475
Net cost of retired plant and equipment              361          1,910            588          1,002          2,498           769
Accretion Expenses                                 2,152          1,351            416          4,100          1,511           465
Amortization of other assets                         249            225             69            745            673           207
Accrual for inventory obsolescence                 4,180              -              -          4,180              -             -
Share in affiliated companies, net of
 dividends                                      (142,162)       215,953         66,447       (327,016)      (201,574)      (62,023)
Realized income from sale of future
 production                                      (23,602)       (42,720)       (13,145)       (65,283)      (128,162)      (39,434)
Loss (gain) for deferred income tax and
 workers' profit sharing expenses                    882             60             18        (44,561)       (64,720)      (19,914)
Gain from change in the market value of
 investment funds                                 (1,397)             -              -         (2,975)             -             -
Other                                                  -              -              -          2,382              -             -

NET CHANGES IN ASSETS AND LIABILITIES
 ACCOUNTS
Decrease (increase) of operating assets-
   Gold certificates                                   -              -              -              -       (222,841)      (68,566)
   Trade accounts receivable                      43,649         (7,133)        (2,195)        29,701        (48,585)      (14,949)
   Other accounts receivable                         884           (908)          (280)           177          3,432         1,056
   Accounts receivable from affiliates            (3,986)        15,661          4,819          2,974         19,606         6,033
   Inventories                                    (7,870)        (9,617)        (2,959)       (16,384)        (7,242)       (2,229)
   Prepaid tax and expenses                       12,517          2,076            639            731         (5,875)       (1,808)
Increase (decrease) of operating
 liabilities -
   Trade accounts payable                         (6,642)        (2,921)          (899)       (20,454)        12,736         3,919
 Other liabilities                                   820         16,007          4,925        (21,667)         5,181         1,594
                                             -----------    -----------    -----------    -----------    -----------   -----------
Net cash provided by operating activities        137,690        591,092        181,874        337,747        915,767       281,774
                                             -----------    -----------    -----------    -----------    -----------   -----------
 TRANSACTION THAT DID NOT AFFECT CASH FLOWS:
 Transfer from derivative instruments to
  deferred income from sale of future
  production                                           -              -              -        172,540        258,911        79,665
 Increase of the book value of long-term
  assets                                               -         62,847         19,338              -         62,847        19,338

(*) This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Compania de Minas Buenaventura S.A.A.


                                           /s/ CARLOS E. GALVEZ PINILLOS
                                           -------------------------------------
                                           Carlos E. Galvez Pinillos
                                           Chief Financial Officer

Date:  October 30, 2006